ACCOR

03 AUG -? 7:21

Paris, 2003-08-06



03029147

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-2
Attention of Mr. Paul Dudek
450 Fifth Street, N.W.
Washington, D.C. 20549

**Corporate Direction of Finance and Participations**

Tour Maine Montparnasse
33 avenue du Maine
75755 Paris Cedex 15 France
**Tel: 33 (0) 1 45 38 86 00**
**Fax: 33 (0) 1 45 38 71 34**

ACCOR, société anonyme à Directoire et Conseil de Surveillance au capital de 556 445 946 Euros
Siège Social
2 rue de la Mare Neuve
91021 Evry Cedex
602 036 444 R.C.S Evry
N° Intra Communautaire
FR 93 602 036 444

SUPPL

ACCOR, File N° 82-4672
Submission of Information to Maintain
Exemption Under Rule 12g3 - 2 (b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3 - 2 (b), we hereby furnish the enclosed information required by Rule 12g3 - 2 (b).

The enclosed information regards :

- H1 2003 Consolidated Sales
-

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Accor's exemption number is File N° 82-4672.

If you have any questions or comments please call the undersigned at +33-1 45 38 86 26.

Please acknowledge the receipt of this letter by stamping and returning the enclosed duplicate of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

Eliane ROUYER
Investor Relations and Financial Communications

p/o

dlw 8/11

FRANCE
Partenaire Officiel du Comité National Olympique et Sportif Français

File N°82-4672



# ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

| Financial Statements | | | | |
|---|---|---|---|---|
| 14/2/96 | 1995 Consolidated Revenues | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.1. |
| 24/4/96 | 1995 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.2. |
| 15/5/96 | 1996 First Quarter Consolidated Revenues | BALO | Decree 67-236 of March 23, 1967, article 297 | I.3. |
| 4/6/96 | 1995 Annual Report | filed, on April 25, 1996, under COB reference number R.96-088 | Decree 67-236 of March 23, 1967, article 295 | I.4. |
| 9/8/96 | 1996 First Half Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.5. |
| 7/10/96 | 1996 First Half Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297-1 | I.6. |
| 15/11/96 | 1996 Third Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.7. |
| 19/2/97 | 1996 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.8. |
| 23/4/97 | 1996 Results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.9. |
| 12/5/97 | 1997 First Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.10. |
| 4/6/97 | 1996 Annual Report | filed, on April 30, 1997, under COB reference number R.97-126 | Decree 67-236 of March 23, 1967, article 295 | I.11. |
| 6/8/97 | 1997 First Half Consolidated Revenues | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.12. |
| 7/10/97 | 1997 First Half Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297-1 | I.13. |
| 12/11/97 | 1997 Third Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.14. |
| 12/2/98 | 1997 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.15. |

| Financial Statements | | | | |
|---|---|---|---|---|
| 7/4/98 | 1997 results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.16. |
| 15/5/98 | 1998 First quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.17. |
| 9/6/98 | 1997 Annual Report | filed, on May 20, 1998, under COB reference number R.98-204 | Decree 67-236 of March 23, 1967, article 295 | I.18. |
| 11/8/98 | 1998 first half consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.19. |
| 6/10/98 | 1998 first half consolidated results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297-1 | I.20. |
| 11/2/99 | 1998 consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.21. |
| 30/3/99 | 1998 results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.22. |
| 6/5/99 | 1999 first quarter consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.23. |
| 4/8/99 | 1999 first half consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.24. |
| 29/9/99 | 1999 first half consolidated results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.25. |
| 8/11/99 | 1999 first nine months consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.26. |
| 4/2/00 | 1999 consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.27. |
| 9/2/00 | 1999 result forecasts upgraded | Press release | Decree 67-236 of March 23, 1967, article 297 | I.28. |
| 21/3/00 | 1999 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.29. |
| 09/05/00 | 2000 first quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.30. |
| 27/07/00 | 2000 first half consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.31. |
| **Financial Statements** | | | | |
| 27/09/00 | 2000 first half results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.32. |

| | | | | |
|---|---|---|---|---|
| 30/10/00 | 2000 First nine months consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.33. |
| 31/01/01 | 2000 consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.34. |
| 13/03/01 | 2000 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.35 |
| 09/05/01 | 2001 first quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.36 |
| 02/08/01 | 2001 Half Year consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.37 |
| 19/09/01 | 2001 Half Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.38 |
| 06/11/01 | Consolidated Sales for the First Nine Months of 2001 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.39 |
| 29/01/02 | Consolidated Sales for the Full Year of 2001 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.40 |
| 06/03/02 | 2001 Full Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.41 |
| 02/05/02 | Consolidated Sales for the first three months of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.42 |
| 30/07/02 | Consolidated Sales for the Half Year of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.43 |
| 16/09/02 | 2002 Half Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.44 |
| 05/11/02 | Consolidated Sales for the First Nine Months of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.45 |
| 05/02/03 | Consolidated Sales for the Full Year of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.46 |
| 05/03/03 | 2002 Full Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.47 |

| | | | | |
|---|---|---|---|---|
| 06/05/03 | Consolidated Sales for the first three months of 2003 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.48 |
| 31/07/03 | H1 2003 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.49 |
| | | | | |

| Invitations to Shareholders' Meetings | | | | |
|---|---|---|---|---|
| 26/4/96 | Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.1. |
| 22/11/96 | Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.2. |
| 25/4/97 | Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.3. |
| 12/5/98 | Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.4. |
| 10/5/99 | Invitation to Ordinary General Meeting of Shareholders of May 27, 1999 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.5. |
| 5/11/99 | Invitation to Extraordinary General Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.6. |
| 15/05/00 | Invitation to Extraordinary General Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.7. |
| 30/04/01 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.8. |
| 15/04/02 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.9. |
| 15/05/03 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.10. |

| Changes in Share Capital | | | |
|---|---|---|---|
| 4/6/96 | Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 22/7/96 | Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 31/12/96 | Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised) | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 4/6/97 | Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |

| | | | |
|---|---|---|---|
| | Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor | | |
| 15/12/99 | Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets | BALO<br>Les Echos<br>Press release | Decree 67-236 of March 23, 1967, article 287 |
| 15/12/99 | Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value | BALO<br>Les Echos<br>Press release | Decree 67-236 of March 23, 1967, article 287 |

| Financial Operations | | | | |
|---|---|---|---|---|
| 26/4/96 | Accor's Exchange Offer on IBL shares | Filed under COB reference number E.96-090<br>Press Release | COB Rule 91-02, article 15-1 | IV.1. |
| 23/5/96 | Success of Accor's Exchange Offer on IBL shares | Press Release | COB Rule 91-02, article 15-1 | IV.2. |
| 25/4/97 | Merger/Acquisition of Economy and Budget Hotel activities within Accor | Filed under COB reference number E.97-111<br>Press Release | COB Rule 91-02, article 15-1 | IV.3. |
| 4/12/97 | Buy out offer for shares of AAPC | Press Release | COB Rule 90-02, article 4 | IV.4. |
| 13/2/98 | Successful Offer for AAPC | Press Release | COB Rule 90-02, article 4 | IV.5. |
| 12/7/99 | Red Roof Inns Inc. to be acquired by Accor | Press Release | COB Rule 98-07 | IV.6. |
| 13/8/99 | Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer | Press Release | COB Rule 98-07 | IV.7. |
| 05/07/01 | Issuing of a € 800,000,000 5.75% Notes due July 5, 2006 | Offering Circular | Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640 | IV.8. |
| 10/01/02 | Takeover Bid for Compagnie Européenne de Casinos | Filed under COB reference n°02-013 dated January 8, 2002<br>Press Release | COB | IV.9. |

| **Other** | | | |
|---|---|---|---|
| June 96 | Letter to Shareholders | | V.1. |
| 4/7/96 | Sale of six Hotel Sofitel properties | Press Release | V.2. |
| 7/10/96 | Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board | Press Release | V.3. |
| November 96 | Letter to Shareholders | | V.4. |
| 7/1/97 | Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board | Press Release | V.5. |
| 5/3/97 | Accor sold successfully 11.5% of Compass share capital | Press Release | V.6. |
| 4/6/97 | Annual General Shareholders' Meeting | Press Release | V.7. |
| July 97 | Letter to Shareholders | | V.8. |
| 1/9/97 | Charterhouse and Accor to sell HRC | Press Release | V.9. |
| November 97 | Letter to Shareholders | | V.10. |
| 17/2/98 | Accor sells 5% interest in Compass | Press Release | V.11. |
| 6/5/98 | Accor sells Motel 6 properties worth USD 450 *million* | Press Release | V.12. |
| May 98 | Letter to Shareholders | | V.13. |
| 9/6/98 | Annual General Shareholders' Meetings | Press Release | V.14. |
| Nov. 98 | Letter to Shareholders | | V.15. |
| 26/1/99 | Accor to acquire Scandinavia's Good Morning Hotels chain | Press Release | V.16. |
| 8/2/99 | Acquisition of Frantour by Accor | Press Release | V.17. |
| 2/3/99 | Accor to issue bonds exchangeable into Compass shares | Press Release | V.18. |
| 3/3/99 | Increase of the amount of the bond issue to EUR 433 million | Press Release | V.19. |
| 15/11/99 | Letter to Shareholders | | V.20. |
| 26/11/99 | Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups | Press Release | V.21. |
| **Other** | | | |
| 15/05/00 | Letter to Shareholders | | V.22. |
| 30/05/00 | 1999 Annual Report | | V.23. |
| 15/10/00 | Letter to Shareholders | | V.24. |
| 15/04/01 | Letter to Shareholders | | V.25. |
| 01/06/01 | 2000 annual report | | V.26. |
| 01/06/02 | 2001 annual report | | V.27 |
| 21/05/03 | 2002 financial statements | | V.28 |



File N 82-4672

# Press Release

## First-Half 2003 Revenues Down 0.4% Like-for-Like

Paris, July 31, 2003

| (in € millions) | 2002 | 2003 | % change (reported) | % change (like-for-like*) |
|---|---|---|---|---|
| **Hotels** | **2479** | **2354** | **- 5.0%** | **- 1.7%** |
| **Services** | **254** | **231** | **- 9.2%** | **+ 8.9%** |
| Other businesses | 852 | 722 | - 15.3% | + 0.5% |
| **Total Group** | **3585** | **3306** | **- 7.8%** | **- 0.4%** |

*At comparable scope of consolidation and exchange rates.

**Consolidated revenues** were down 7.8% **at June 30, 2003,** largely because of a negative currency effect. **Excluding the currency effect and changes in the scope of consolidation**, the decline was limited to 0.4%.

### Hotels

Hotel revenues for the first half declined 1.7% like-for-like. On a reported basis, they decreased by 5.0% because of a negative 6.8% currency effect. New hotel openings contributed 4.3% to revenue growth.

In general, the second quarter saw a sharp decline in business, especially in Upscale and Midscale hotels (down 4.4%) and in Economy Hotels US (down 4.6%). Revenues



**Other businesses**

Reported revenues from other Group businesses (travel agencies, casinos, restaurants and onboard train services) contracted by 15.3% over the period, mainly due to the sale of a 50% stake in Accor Casinos.

**Outlook**

In an unprecedented environment for the tourism industry, Accor demonstrated its resilience, with like-for-like revenues remaining virtually stable. However, slow business, particularly in the second quarter, combined with the negative currency effect during the period will be reflected in the first-half results, to be published on September 10.

With its balanced portfolio of businesses, a consistent marketing strategy focused on increasing market share, and a more selective approach to investments, Accor will be in a good position to take full advantage of the recovery.

***

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.



| Consolidated Sales | First Quarter | | | | Second Quarter | | | | Half Year | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *(in EUR million)* | *2002* | *2003* | *Change 2003/2002 Reported* | *Change 2003/2002 Like-for-Like* | *2002* | *2003* | *Change 2003/2002 Reported* | *Change 2003/2002 Like-for-Like* | *2002* | *2003* | *Change 2003/2002 Reported* | *Change 2003/2002 Like-for-Like* |
| **Hotels** | **1,136** | **1,104** | **-2.9%** | **+0.2%** | **1,343** | **1,250** | **-6.9%** | **-3.3%** | **2,479** | **2,354** | **-5.0%** | **-1.7%** |
| Upscale and Midscale | 608 | 625 | +2.7% | +1.4% | 719 | 700 | -2.8% | -4.4% | 1,327 | 1,324 | -0.2% | -1.7% |
| Economy | 239 | 249 | +4.3% | +1.6% | 291 | 293 | +0.8% | +0.7% | 530 | 542 | +2.4% | +1.1% |
| Economy U.S. | 290 | 230 | -20.5% | -3.4% | 332 | 257 | -22.6% | -4.6% | 622 | 487 | -21.6% | -4.0% |
| **Services** | **126** | **111** | **-12.3%** | **+8.4%** | **128** | **120** | **-6.2%** | **+9.4%** | **254** | **231** | **-9.2%** | **+8.9%** |
| **Other activities** | **405** | **343** | **-15.1%** | **+0.9%** | **447** | **378** | **-15.5%** | **+0.2%** | **852** | **722** | **-15.3%** | **+0.5%** |
| Travel management | 116 | 93 | -20.2% | -7.3% | 121 | 100 | -17.2% | -9.1% | 237 | 193 | -18.7% | -8.2% |
| Casinos | 72 | 47 | -34.4% | +4.2% | 76 | 47 | -38.3% | -1.2% | 148 | 94 | -36.4% | +1.4% |
| Restauration | 118 | 98 | -17.0% | +8.1% | 115 | 107 | -7.4% | +8.7% | 233 | 205 | -12.2% | +8.4% |
| On-board train services | 65 | 63 | -4.2% | -2.3% | 72 | 72 | -0.8% | -1.5% | 138 | 134 | -2.4% | -1.9% |
| Other | 33 | 43 | +29.7% | +3.5% | 63 | 53 | -16.3% | +6.4% | 96 | 96 | -0.4% | +5.4% |
| **TOTAL** | **1,667** | **1,558** | **-6.5%** | **+1.0%** | **1,918** | **1,748** | **-8.9%** | **-1.7%** | **3,585** | **3,306** | **-7.8%** | **-0.4%** |



| **Hotel RevPAR by market segment 2003 Half Year, YTD** | Occupancy Rate | | Average Room Rate | RevPar Reported basis Subsidiaries and managed | *RevPar Like-for-like basis, Subsidiaries only* |
|---|---|---|---|---|---|
| | (in %) | (chg. in pts) | (chg. in %) | (chg. in %) | *(chg. in %)* |
| Upscale and Midscale Europe | 59.7% | - 2.2 | - 1.7% | - 5.2% | *- 3.5%* |
| Economy Europe (excl. US) | 69.9% | - 2.8 | + 1.3% | - 2.6% | *- 0.3%* |
| Economy US *(in USD)* | 63.7% | - 1.0 | - 1.7% | - 3.3% | *- 3.5%* |

| **Hotel RevPAR by country 2003 Half Year, YTD** | Number of rooms (1) | Occupancy Rate | | Average Room Rate | RevPar Reported basis Subsidiaries and managed | *RevPar Like-for-like basis, Subsidiaries only* |
|---|---|---|---|---|---|---|
| (in local currency) | | (in %) | (chg. in pts) | (var. en %) | (var. en %) | *(chg. in %)* |
| France | *82,570* | 67.1% | - 2.5 | + 2.2% | - 1.4% | *+ 0.7%* |
| Germany | *30,313* | 60.5% | - 1.2 | - 2.2% | - 4.0% | *- 3.7%* |
| U.K. | *9,841* | 70.1% | - 3.1 | + 5.4% | + 0.9% | *- 2.0%* |
| The Netherlands | *5,366* | 65.9% | - 9.1 | - 5.2% | - 16.6% | *- 15.3%* |
| Belgium | *5,221* | 66.5% | - 2.8 | - 2.4% | - 6.4% | *- 3.8%* |
| Italy | *3,411* | 57.5% | - 7.3 | - 0.3% | - 11.5% | *- 8.9%* |
| Spain | *3,381* | 66.5% | -6.8 | - 4.9% | - 13.8% | *+ 2.0%* |
| Hungary | *3,277* | 52.5% | - 3.3 | - 4.3% | - 10.0% | *- 10.5%* |
| USA (upscale and midscale) | *3,764* | 61.8% | - 0.9 | + 1.4% | - 0.1% | *- 2.6%* |

(1) Subsidiaries and managed